

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

September 23, 2016

Via E-mail
Richard D. Levy
Executive Vice President and Controller
Wells Fargo & Company
420 Montgomery Street
San Francisco, CA 94163

> **Re:** **Wells Fargo & Company**
> **Form 10-Q for the Quarter Ended June 30, 2016**
> **Filed August 3, 2016**
> **File No. 001-02979**

Dear Mr. Levy:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarter Ended June 30, 2016

Risk Management – Credit Risk Management, page 22

Purchased Credit-Impaired Loans, page 23

1.   We note your disclosure that the carrying value of PCI loans at June 30, 2016, which included $1.0 billion from the GE Capital acquisitions, totaled $19.3 billion, compared with $20.0 billion at December 31, 2015. These balances compare to an accretable difference of $15.7 billion and $16.3 billion as of June 30, 2016 and December 31, 2015, respectively. Please respond to the following:

- Tell us why the accretable difference relative to the carrying value of PCI loans continues to increase each period. For example, it appears from disclosures in your prior year filings that the accretable difference relative to the carrying value of PCI loans has increased from 73% at December 31, 2013, to 76% at December 31, 2014, to 82% at December 31, 2015, and to 89% at June 30, 2016.

- In regards to the PCI portion of the Pick-a-Pay portfolio discussed in more detail on page 30, please tell us why the weighted average life has not decreased significantly from prior periods. For example, the weighted average life was 12.7 years at December 31, 2013, decreased to 11.7 years as of December 31, 2014, and has remained fairly consistent with that level through June 30, 2016 when the weighted average life was 11.5 years.

- Tell us in more detail the factors driving the $2.7 billion reduction (representing 13%) in the PCI portion of the Pick-a-Pay portfolio carrying value during the second quarter of 2016. As part of your response, please tell us how this reduction in carrying value was factored into your analysis to not change the accretable yield during the second quarter of 2016.

- Tell us the process you perform to evaluate the weighted average life and accretable yield for this portfolio. As part of your response, describe how frequently this process is performed, and describe any internal controls over the process.

- Explain how the significant improvements in the credit quality of the borrowers (as evidenced by higher FICO scores) and significantly lower LTVs for the Pick-a-Pay portfolio are factored into your analysis to evaluate the weighted average life and accretable yield for this portfolio.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Henderson, Staff Accountant at (202) 551-3364 or me at (202) 551-3512 with any questions.

Sincerely,

/s/ Stephanie L. Sullivan

Stephanie L. Sullivan
Senior Assistant Chief Accountant
Office of Financial Services